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File No.____________

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


Eletropaulo Metropolitana Eletricidade de Sao Paulo, S.A.
(name of foreign utility company)

by

THE AES CORPORATION
1001 N. 19th Street
 Suite 2000
Arlington, Virginia 22209
(name of filing company, if filed on behalf of a foreign utility company)

The Commission is hereby requested to mail copies of all correspondence relating to this Notification to:

         Ashley A. Meise
         Assistant General Counsel
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia 22209

         Earle H. O'Donnell
         Julia Dryden English
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C. 20006



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ITEM 1

         Foreign utility company status is claimed by Eletropaulo Metropolitana Eletricidade de Sao Paulo, S.A. ("Eletropaulo"), a corporation organized and existing under the laws of Brazil, with its business address at Av. Alfredo Egidio de Souza Aranha, 100 Santo Amaro 04726-905 Sao Paulo, SP Brazil. The AES Corporation ("AES") previously filed a U-57 notification on behalf of Eletropaulo on October 22, 2001.

         Eletropaulo owns and operates electric distribution networks in greater Sao Paulo, Brazil.

         The AES Corporation ("AES") indirectly owns 50% plus one share of the total voting stock and 46.14% of the total capital stock of Brasiliana Energia S.A. ("Brasiliana"), a holding company incorporated under the laws of Brazil, which owns 4.477% of the preferred stock of Eletropaulo. An additional 38.1314% of the preferred stock of Eletropaulo is held by AES Transgas Empreendimentos Ltda., a holding company incorporated under the laws of Brazil and owned 100% by Brasiliana. 77.8109% of the common stock of Eletropaulo is held by AES ELPA S.A., a holding company incorporated under the laws of Brazil and owned 100% by Brasiliana. The remaining voting and capital stock of Brasiliana is indirectly owned by Banco Nacional de Desenvolvimento Economico e Social ("BNDES").

         AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001). BNDES is the National Development Bank of Brazil, a Brazilian government-owned corporation.

ITEM 2

         Eletropaulo has one domestic associate public utility company, Indianapolis Power and Light Company ("IPL"). IPL's common equity is wholly owned by IPALCO Enterprises Inc., which, in turn, is a wholly-owned subsidiary of AES. IPL has not made any investment in, nor has any contractual relationship with, Eletropaulo, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

         By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the SEC with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and
(2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.


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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By:  /S/ ASHLEY A. MEISE
      -------------------
       Ashley A. Meise
       Assistant General Counsel
       The AES Corporation
       1001 N. 19th Street, Suite 2000
       Arlington, Virginia 22209
       (703) 292-0817


Dated:  January 30, 2004



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